1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2014

Siliconware Precision Industries Co., Ltd.

(Translation of Registrant’s Name Into English)

NO. 123, SEC. 3, DA FONG RD. TANTZU

TAICHUNG, TAIWAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐)

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐)

News Release

Contact:
Siliconware Precision Industries Co., Ltd.	Janet Chen, IR Director
No.45, Jieh Show Rd.	janet@spil.com.tw
Hsinchu Science Park, Hsinchu	+886-3-5795678#3675
Taiwan, 30056	Byron Chiang, Spokesperson
www.spil.com.tw	byronc@spil.com.tw
+886-3-5795678#3671

SPIL Acquires Factory Buildings and Attached Equipment

Issued by: Siliconware Precision Industries Co., Ltd.

Issued on: Aug 19, 2014

Taichung, Taiwan, Aug 19, 2014 — Siliconware Precision Industries Co., Ltd. (“SPIL” or “the Company”) (Taiwan Stock Exchange: 2325.TT, NASDAQ:SPIL) today acquired factory buildings and attached equipment in a transaction with ProMos Technologies Inc. The factory buildings and attached equipment is located at Taiwan Central Science Park, No. 19, Keya Road, Daya District, Taichung City, Taiwan. The total transaction price is NT$6.4 billion. The total acquired floor space is 308,415 square meters, equivalent to 93,295 ping.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Siliconware Precision Industries Co., Ltd

Date: August 19, 2014	By:	/s/ Ms. Eva Chen
Eva Chen
Chief Financial Officer